

August 14, 2012

Via E-mail
Xuelian Bian, Chief Executive Officer
Linkwell Corporation
1104 Jiatong Road
Jiading District
Shanghai, China 201807

> **Re:** **Linkwell Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Amended July 26, 2012**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 15, 2012**
> **Form 8-K/A**
> **Amended July 26, 2012**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Amended July 26, 2012**
> **File No. 000-24977**

Dear Mr. Bian:

We have reviewed your filings and have the following comments. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. After reviewing the information you provide in response to the below comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed May 29, 2012

General

1. Please tell us how you will comply with your obligations under Section 14c-2(b) of the Exchange Act.

2. We note your response to prior comment three of our letter dated June 25, 2012. Because you do not appear to have provided your shareholders a consent solicitation statement prior to soliciting their consents, please tell us how you were able to solicit consents in compliance with Regulation 14A. Refer to Section 14a-3 of the Exchange Act.

3. As previously requested in prior comment two of our letter dated June 25, 2012, please disclose the record date. If this date has yet to be determined, please disclose this.

Reverse Stock Split, page 3

4. We note that you are no longer changing your name change from "Linkwell Corporation" to "Sun Sage Resources." However, it appears that you the reverse stock split is still being done in connection with the recent acquisition of Metamining Nevada Inc. since it is being done to affect your ability to fund operations. Please expand your disclosure to provide detailed information relating to the transaction, including the information required by Items 11, 13 and 14 of Schedule 14A. Refer to Note A of Schedule 14A.

Form 10-K/A filed July 26, 2012

5. It appears that you had a material error related to shares outstanding and earnings per share in your 2011 financial statements which you have corrected. Please address the need to revise your financial statements, including relabeling the revised financial statements as "restated" and providing all the disclosures required by ASC 250-10-50. Given that you appear to have restated your financial statements, please ask your auditors to revise their audit report in accordance with AU Section 508.16

Form 10-Q for the quarter ended March 31, 2012

General

6. We note your response to prior comment seven to our letter dated June 25, 2012; however, it appears that you have not retroactively restated the accounting acquirer's equity for the equivalent number of shares received in the transaction. Please advise or revise your Form 10-Q.

7. Please tell us whether the 1:200 reverse split has occurred. If the split has not occurred please tell us why and what consideration you have given to the impact on the accounting for the transaction with Metamining.

Notes to the Consolidated Financial Statements

Note 2- Pro-Forma Financial Information- Reverse Acquisition of Metamining Nevada, page 10

8. We note your response to prior comment 11 to our letter dated June 25, 2012. Please provide us your specific calculations for income tax expense and net income attributable to non-controlling interests.

Note 6- Intangible Assets, page 17

9. Your response to prior comment 12 indicates that you believe your intangible assets continue to be realizable due to the contribution to the Company's disinfectant business and your response to prior comment 20 indicates that you are currently evaluating whether to continue with the historical business. With a view towards future disclosure, please tell us how the

uncertainty regarding the future of the historical business was considered in assessing the value of these assets.

Note 8 – Other Receivables, page 18

10. We have reviewed your response to our prior comment 13 to our letter dated June 25, 2012. We note that you plan to deduct your advances to Wuhai Likang from accounts payable amounts. Please tell us if Wuhai Likang has agreed to such an arrangement. In addition, please tell us if there has been any discussion with Wuhai Likang regarding repayment of your advances in a manner that will not require you to purchase raw materials. Finally, please tell us what consideration you have given to the uncertainty of the future of your historical business in determining that your advances to Wuhai Likang are collectible.

Note 13 – Shareholders' Equity, page 20

11. Please revise your filing to include a statement of shareholders' equity for the period from the latest fiscal year end to the interim balance sheet date. This can be done either as a separate statement or in a footnote to your financial statements. Please refer to ASC 505-10-50-2 for guidance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

12. Please ensure that you provide a discussion similar to your response to prior comments 19 through 21 to our letter dated June 25, 2012 in future periodic filings. Additionally, please ensure that you also provide a comparative analysis of the results of operations and liquidity of the disinfectant business in future periodic filings.

13. We note your response to our prior comment 19 to our letter dated June 25, 2012. . Given that the operating status of the historical disinfectant business was much more advanced that the mining and trading business of Metamining Nevada, as well as the fact that these two business activities are substantially dissimilar, please further explain the underlying drivers that led management of the Company's historical operations to enter into the transaction with Metamining Nevada. In this regard, please also further explain the underlying reasons that led historical management relinquishing control and principal ownership to Metamining.

14. We note your response to our prior comment 20 to our letter dated June 25, 2012. Please provide us with a specific and comprehensive discussion of the nature of your consideration as to whether to continue to historical Company business. Please tell us when you expect a decision to be made.

<u>Liquidity and Capital Resources, page 22</u>

15. We have reviewed your response to our prior comment 10 to our letter dated June 25, 2012. Please tell us your current collection status for accounts receivable over 365 days and clarify how you have considered these amounts in your bad debt allowance.

<u>Engineering Comments</u>

16. We note your response to comments 27 and 31 of our letter dated June 25, 2012 in which you submitted your geologic reports and stated your view that Metamining is a development stage company with mineral reserves. Our review of your reports indicates that they consist of historic resource estimates which utilize an incorrect nomenclature or terminology supported by unknown and/or unavailable survey, drillhole, and/or assay information which fails to substantiate your quantities (tonnage) and quality (grade) estimates. As received these reports fail to establish proven and/or probable reserves and without a Final Feasibility or Bankable Feasibility Study are insufficient to establish proven and/or probable reserves. Please remove all references to your company as being in the development stage by removing the term develop, development and/or production throughout your document. In addition, please remove all disclosure related to reserves and/or resources from your filing.

You may contact Melinda Hooker at (202) 551-3732, or in her absence, Patricia Armelin at (202) 551-3747 if you have questions regarding comments on your financial statements or related matters. Please contact Craig Slivka at (202) 551-3729 if you have questions regarding any other comments or related matters.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: <u>Via E-mail</u>
       James Schneider, Esq.